ElectraMeccanica Vehicles Corp. 102 East 1st Avenue Vancouver, BC, Canada V5T 1A4 1-604-428-7656 (SOLO) www.electrameccanica.com

VIA EDGAR Correspondence

November 30, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Edward M. Kelly, Senior Counsel, Division of Corporation Finance, Office of Manufacturing

Dear Sirs/Mesdames:

Re:

Electrameccanica Vehicles Corp. (the “Company”)

Registration Statement on Form F-3 filed November 23, 2020
File No. 333-250863

Acceleration Request for Registration Statement

Electrameccanica Vehicles Corp., as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the “Commission”) that the registration statement be permitted to become effective at 4:15 p.m., Washington, D.C. time, on Wednesday, December 2, 2020, or as soon thereafter as is practicable. Please advise our counsel, Thomas J. Deutsch of McMillan LLP, at telephone direct: (604) 691-7445 or email: Thomas.deutsch@mcmillan.ca; of any questions you may have respecting this request.

Yours very truly,

ELECTRAMECCANICA VEHICLES CORP.

Per:	/s/ Baljinder K. Bhullar
Name:	Baljinder K. Bhullar
Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)